Mail Stop 4561

March 13, 2008

Denis A. Krusos
Chief Executive Officer
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

> **Re:** **CopyTele, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2007**
> **Filed January 15, 2008**
> **File No. 000-11254**

Dear Mr. Krusos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief